Exhibit 6.5

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”), shall be effective August 4th, 2015 by and between Sun Dental Holdings, LLC, a Florida limited liability the Company (“the Company”), and Michael Brown (“Employee”).

WHEREAS, the Company is presently engaged in the business of providing a range of dental laboratory services and other related services to dentists, dental laboratories, and other dental care providers;

WHEREAS, Employee has experience and skills valuable to the Company.

WHEREAS, the Company wishes to assure it of the services (Exhibit “A”) as of Employee for the period provided in this Agreement and Employee is willing to serve in the employ of the Company for such period upon the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties, intending to be legally bound, agree as follows:

1.	EMPLOYMENT

The Company agrees to employ Employee upon the terms and conditions herein contained, and Employee agrees to accept such employment for the term described below. Employee agrees to serve as the Company’s Chief Sales and Marketing Officer (CSMO) and shall have such powers and responsibilities consistent with his position.

Throughout the term of this Agreement, Employee shall devote his best efforts and substantially all of his business time and services to the business and affairs of the Company.

2.	TERM OF AGREEMENT

The five (5) year initial term of Employee’s employment under this Agreement shall commence August 20th, 2015 (“Effective Date”), and terminate on August 20th, 2020. After the expiration of such initial five-year employment period, the term of Employee’s employment hereunder shall automatically be extended without further action by the parties for successive one (1) year renewal terms, provided that if either party gives the other party at least thirty (30) days advance written notice of his or its intention to not renew this Agreement for an additional term, the Agreement shall terminate upon the expiration of the current term. Upon the expiration of the Agreement, Employee shall not be entitled to any compensation beyond his final date of his employment.

Notwithstanding the foregoing, the Company shall be entitled to terminate this Agreement as set out in Section 4 below.

3.	SALARY AND ADDITIONAL COMPENSATION AND BENEFITS

Employee agrees that the compensation and benefits set forth below are sufficient and fair consideration for both his continued employment, as defined in Sections 1 and 2 above, as well as sufficient and fair consideration for the promises set forth in Sections 5, 6, and 7 below. Employee shall not be entitled to any compensation other than the compensation set forth in this section.

Initials: Employee MHB

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a.	Base Salary. Employee shall receive a pro-rated base salary equivalent to $140,000.00 per annum payable in installments consistent with the Company’s normal payroll schedule. The Company’s President or Chief Executive Officer shall review this base salary at annual intervals, and may adjust Employee’s annual base salary from time to time as the Company deems to be appropriate, in its sole discretion. The review will be conducted in accordance with the Company’s policies on annual employee reviews.

b.	Bonus. Employee’s bonus shall be paid within 30 days of the close of the preceding quarter. Employee must be employed for the entire quarter to qualify for a bonus earned during that quarter. Employee shall be entitled to a pro-rated share of any bonus earned during his final quarter of employment providing the Employee’s separation is as determined under Section 4(a) or unless they are employed by the Company on the final day of the quarter. Employee’s quarterly bonus shall be calculated as a percentage of base salary equal to the percentage of revenue growth vs. the previous year. Employee’s quarterly bonus is without a cap. Examples are in the chart below:

Base Salary	Global Revenue Growth	Bonus
$140,000	10%	$14,000
$140,000	20%	$28,000
$140,000	40%	$56,000
$140,000	80%	$112,000
$140,000	100%	$140,000
$140,000	120%	$168,000

c.	Profits Only Interest/Special Equity. Profits Only Interest ensures the employee can be granted shares at no price and will only be subject to capital gains about sale of the shares. The Employee is eligible to receive 50,000 shares at no price vesting at the following intervals:

February 20th, 2016	10,000 Shares
August 20th, 2016	10,000 Shares
August 20th, 2017	15,000 Shares
August 20th, 2018	15,000 Shares

d.	Additional Benefits. In addition to the benefits provided pursuant to the preceding paragraphs of this Section 3, the Employee is also entitled to two (2) weeks of vacation per years. Employee shall also be eligible to participate in such welfare benefit plans, programs, practices, and policies of the Company as are generally applicable to other employees and as are further detailed in the Sun Dental Labs Employee Manual, as it may be amended from time to time. Such benefit plans, programs, practices, and policies shall include but are not limited to medical insurance, vacations, holidays, life insurance, both short term and long term disability insurance, business and educational expenses, and a SIMPLE IRA or other similar tax-deferred plan. Company agrees to pay 100% of insurance premium for Employee.

Initials: Employee MHB

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4.	TERMINATION OF EMPLOYMENT

a.	Termination Without Cause. If the Company terminates Employee’s employment without “Cause” (as defined below) during the term of this Agreement, Employee shall be entitled to receive his base salary accrued through the Date of Termination (final day of employment), as well as any Bonus due to him as determined under Section 3(c) of this Agreement through the Date of Termination. Employee shall also receive any non-forfeitable benefits already earned and payable to him under the terms of any the Company benefit plan maintained payable in accordance with the terms of the applicable plan. If the company terminates Employee’s employment during first year of the Agreement, Employee shall receive a severance payment equal to one year of employment of Employee’s most recent base salary described in paragraph 3(a) above. Following the first two years of employment Employee shall receive a severance payment equal to one month per year of employment or to a minimum of 6 months most recent base salary – whichever is of higher value, after Employee signs a Severance Agreement prepared by the Company that includes a general release of all claims. The severance payment shall be paid in equal installments as compensation pursuant to the Company’s normal payroll cycle following Employee’s termination. Employee shall not be entitled to any bonuses described in Section 3(c) during the severance period and, Employee shall not be deemed to be “employed” for purposes of Section 3(c) during the severance period.

Voluntary Resignation by Employee. Employee must provide Company with at least 60 days written notice prior to his voluntary resignation. If Employee voluntarily resigns his employment with the Company during the term of this Agreement, Employee shall be entitled to receive his base salary accrued through the date of employment and any non-forfeitable benefits already earned and payable to him under the terms of any the Company benefit plan maintained, payable in accordance with the terms of the applicable plan. If Employee provides the Company with at least 30 days written notice prior to the date of his resignation, Employee will be entitled to any Bonus due to him as determined under Section 3(c) of this Agreement through the date of his employment. If Employee does not provide 60 days written notice prior to resignation, he will not be entitled to anything other than his base salary through his date of employment.

b.	Termination With Cause. Failure of the Employee to perform the duties required of the Employee in this Agreement including, Insubordination, willful misconduct, the commission of fraud by the Employee, negligence in the performance of the duties of the Employee, the conviction (or plea of guilty or nolo contendere) of the Employee of, or indictment or charge with respect to, any felony, or any other crime involving dishonesty or moral turpitude, any dishonesty by the Employee in the Employee’s dealings with the Company, or any other conduct that in the Company’s sole judgment, impairs the Employee’s ability to effectively serve as the Company’s Chief Sales and Marketing Officer (CSMO) shall also constitute “Cause” for the termination of this agreement and Employee’s employment with the Company.

Initials: Employee MHB

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Upon Employee’s termination for Cause as defined in this section, Employee shall not be entitled to any compensation beyond the date of his termination nor any severance.

c.	Death. The Employee’s employment shall end upon his death. Employee or his estate shall be entitled to receive Employee’s base salary accrued through the date of death, as well as any Bonus due to him as determined under Section 3(c) of this Agreement through the date of his death. Employee shall also receive any non-forfeitable benefits already earned and payable to him under the terms of any the Company benefit plan maintained, payable in accordance with the terms of the applicable plan.

d.	Disability. The Employee’s employment will terminate if illness or other physical or mental disability, as determined by a physician of the Employee, results in his inability to perform his duties under this Agreement for a period of one hundred twenty (120) or more consecutive days or for one hundred eighty (180) days in the aggregate during any consecutive twelve (12) month period (“Disability”). Employee shall be entitled to receive Employee’s base salary accrued through the date employee becomes disabled within the meaning of this section but shall only be entitled to receive any Bonus due to him as determined under Section 3(c) of this Agreement if the employee he is actively performing his duties at the time the Bonus payment is due. Employee shall also receive any non-forfeitable benefits already earned and payable to employee under the terms of any the Company benefit plan maintained, payable in accordance with the terms of the applicable plan.

5.	PROTECTION OF CONFIDENTIAL INFORMATION

Employee recognizes that because his work for the Company will bring him into contact with confidential and proprietary information of the Company, the restrictions of this Section are required for the reasonable protection of the Company and its investments and for the Company’s reliance on and confidence in Employee. Employee further recognizes that the Company has agreed to give him access to its confidential, proprietary business information and trade secrets because Employee has agreed to the limitations in this section and in Section 6 below.

Employee agrees that he will keep confidential all information of the Company and its Affiliates relating to its business or to the business of its Affiliates (including, but not limited to, information regarding the Company’s customers, pricing policies, methods of operation, proprietary computer programs and trade secrets) that is not generally known to third parties, and that he will not (except with the Company’s prior written consent), while in the employ of the Company or thereafter, disclose any such confidential information to any person, firm, corporation, association or other entity. Employee shall not make use of any such confidential information for his own purposes or for the benefit of any person, firm, corporation, association or other entity (except the Company) under any circumstances during or after the term of his employment.

Initials: Employee MHB

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6.	REIMBURSEMENT OF BUSINESS EXPENSES

Employee is authorized to incur reasonable business expenses in carrying out his duties and responsibilities under this Agreement, and the Company shall promptly reimburse him for all such reasonable business expenses incurred in connection with carrying out the business of the Company, subject to documentation in accordance with Company’s policies for expense reimbursement, as in effect from time to time.

7.	COVENANT NOT TO COMPETE.

Employee agrees that he will not, either during the term of this Agreement or during the period of eighteen (18) months from the time Employee’s employment under this Agreement is terminated or otherwise expires, engage in any business activities which competes with the Company in the Dental Laboratory Business. The Dental Laboratory Business is defined as the division of any business which manufactures custom dental prosthetic devices as a core business activity. Prohibited competitive business activities include, but are not limited to, Employee’s participation in a competitive business enterprise as an employee, officer, director, consultant, agent, partner, or proprietor, in the custom prosthetic division of that company; provided that the ownership of no more than two percent (2%) of the stock of a publicly traded corporation engaged in a competitive business, shall not be deemed to be engaging in competitive business activities. Due to the scope and reach of the Company’s business units, there is no geographical limit on this covenant.

Employee agrees that he shall not, for a period of eighteen (18) months from the time his employment under this Agreement ceases (for whatever reason):

a.	Solicit any employee or full-time consultant of the Company for the purposes of hiring or retaining such employee or consultant; or

b.	Contact any customer or client that the Company is currently servicing at the time of the termination or expiration of this Agreement, has serviced in the 12 months prior to the termination or expiration of this Agreement, or had identified as a potential or prospective customer or client in the 12 months prior to the termination or expiration of this Agreement, to solicit such a person to engage in a business transaction related in any way to the business of the Company or a related entity with any organization other than the Company or a related entity.

c.	If the Employee is contacted by any customer or client that the Company is currently servicing at the time of the termination or expiration of this Agreement, has been serviced by the Company in the 12 months prior to the termination or expiration of this Agreement, or the Company had identified as a potential or prospective customer or client in the 12 months prior to the termination or expiration of this Agreement, shall not be considered solicitation of a client by the Employee

Initials: Employee MHB

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8.	ASSIGNMENT OF INTELLECTUAL PROPERTY

All intellectual property, including but not limited to, business ideas, concepts, inventions, improvements and developments made or conceived by the Employee, either solely or in collaboration with others, during the Term of Employment and relating to the Dental Laboratory Business (defined in section 7) of the Company or to any business or product of which the Employee has actual knowledge that the Company is considering entering or developing, will become and remain the exclusive property of the Company, its successors and assigns. The Employee will promptly disclose verbally or in writing to the Company all such ideas, concepts, inventions, improvements and developments that pertain to custom dental prosthetics, and will cooperate fully in confirming, protecting and obtaining legal protection of the Company’s ownership rights in those developments.

a.	All intellectual property, including but not limited to, business ideas, concepts, inventions, improvements and developments made or conceived by the Employee outside of the scope of his employment with the Company and outside the area of the custom dental prosthetic industry shall be considered property of the employee.

9.	INJUNCTIVE RELIEF

Employee acknowledges and agrees that it would be difficult to fully compensate the Company for damages resulting from the breach or threatened breach of the covenants set forth in Sections 5, 6, and 7 of this Agreement and accordingly agrees that the Company shall be entitled to temporary and permanent injunctive relief, including temporary restraining orders, preliminary injunctions and permanent injunctions, in any action instituted by the Company to enforce Sections 5, 6, and 7 of this Agreement. This provision with respect to injunctive relief shall not, however, diminish the Company’s right to claim and recover damages.

It is expressly understood and agreed that although the parties consider the restrictions contained in this Agreement to be reasonable, if a court determines that the time or territory or any other restriction contained in this Agreement shall be determined to be overbroad, the restriction shall be deemed amended to apply as to such maximum time and territory and to such extent as such court may judicially determine or indicate to be reasonable.

10.	SURRENDER OF COMPANY PROPERTY

Upon the termination or expiration of this Agreement and at any other time at the request of the Company, Employee shall promptly surrender to the Company all proprietary information and Company property in his possession or under his control.

11.	NOTICES

Notices and all other communications provided for hereunder shall be in writing and shall be deemed to have been duly given when personally delivered or sent by certified mail, return receipt requested, postage prepaid or by expedited (overnight) courier with an established national reputation, postage prepaid or billed to sender, in either instance addressed to the respective addresses last given by each party in writing to the other. All notices and communications shall be deemed to have been received on the date of personal delivery thereof, on the third business day after the mailing thereof, or on the second day after deposit thereof with an expedited courier service, except that notice of change of address shall be effective only upon receipt.

Initials: Employee MHB

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12.	NO CONFLICT

Employee represents and warrants that Employee’s employment hereunder and performance of the terms hereof does not and will not breach any other agreement to which Employee is a party. Employee has not entered into and shall not enter into any agreement, either written or oral, which is in conflict with this Agreement.

13.	MODIFICATIONS AND WAIVER

No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Employee and an authorized officer of the Company. The waiver by either party of a breach by the other party of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by such other party.

14.	SEVERABILITY

The invalidity or unenforceability of any provision of this Agreement shall not in any way affect the validity and/or enforceability of any other provision hereof. Any invalid or unenforceable provision shall be deemed severable to the extent of any such invalidity or unenforceability. It is expressly understood and agreed that while the Company and Employee consider the restrictions contained in this Agreement reasonable for the purpose of preserving for the Company its good will, proprietary rights, and intangible business value, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in this Agreement is an unreasonable or otherwise unenforceable restriction against Employee, the provisions of such clause shall not be rendered void but shall be deemed amended to apply as to maximum time and territory and to such other extent as such court may determine to be reasonable.

15.	GOVERNING LAW AND VENUE

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida. The parties agree that the venue for bringing an action under this Agreement shall be the state and federal courts located in Hillsborough County, Florida.

16.	ENTIRE AGREEMENT

Except as otherwise specifically provided herein, any and all prior understandings and agreements between the parties with respect to the subject matter of this Agreement are merged into this Agreement, which fully and completely expresses the entire Agreement and understanding of the parties with respect to the subject matter hereof. Notwithstanding the preceding sentence, nothing in this Release modifies, diminishes, affects, amends, limits, supersedes, or cancels any duties owed to the Company by Employee under any other written contract, agreement, or undertaking between the Company and Employee.

17.	INTERPRETATION

The language of all parts of this Agreement must in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the parties. As used in this Agreement, the singular or plural must be deemed to include the other whenever the context so indicates or requires.

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18.	COUNTERPARTS

This Agreement may be executed in one or more counterparts each of which shall be considered an original and together shall constitute one and the same agreement.

19.	RELATIONSHIP BETWEEN THE PARTIES

The relationship between the parties is that of Employer and Employee. Nothing in this Employment Agreement or future addendum is intended and nothing shall be construed to create a joint venture relationship or partnership.

20.	ARBITRATION

Subject to the Company’s right to seek injunctive relief for any violations of the covenants set forth in Sections 5, 6, and 7, of this Agreement, any controversy or claim arising out of this Agreement, shall be settled by American Arbitration Association mediation. If AAA mediation does not resolve the dispute the parties agree to binding arbitration in accordance with the Rules of the American Arbitration Association which shall occur in Tampa, Florida or at such other location as many be mutually agreed to by the parties.

21.	ASSIGNMENT

This Agreement shall be binding upon and inure to the benefits of the heirs, personal representatives, administrators and anyone claiming by or through the Employee and the assigns and successors of the Company, but neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by Employee.

a.	If the company is sold, the purchasing company shall accept assignment of this Agreement in total and the Employee shall retain all salaries, bonuses, and benefits as outlined herein.

IN WITNESS WHEREOF, the Company and Employee as of the date first above written have duly executed this Agreement.

The Company		Employee

Sun Dental Holdings, LLC

By: /s/ Chuck Stapleton	/ 08/03/2015	by:	/s/ Michael Brown	/ 08/03/2015
Chuck Stapleton	Date		Michael Brown	Date
Chief Operating Officer

Initials: Employee MHB

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